Delisting Determination,The Nasdaq Stock Market, LLC,
October 7, 2008, Innovex, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Innovex, Inc.
(the Company), effective at the opening of the trading session on October 17, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules 4310(c)(02) and 4310(c)(04). The Company was notified of the Staffs determinations on May 21, 2008.
The Company requested a review of the
Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules:
4310(c)(02) and 4310(c)(04). The Company was notified of the Panels decision on July 31, 2008 and trading in the Companys securities was suspended on August 4, 2008.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on September 15, 2008.